UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29899/ December 30, 2011

In the Matter of	:
	:
VERACITY FUNDS	:
Integrity Asset Management, LLC	:
18500 Lake Rd.	:
Suite 300	:
Rocky River, OH 44116	:
	:
(811-21483)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Veracity Funds filed an application on October 12, 2011, and amended on November 17, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29900/ December 30, 2011

In the Matter of	:
	:
OLD MUTUAL EMERGING MANAGERS	:
FUND, LLC	:
800 Westchester Ave., S-528	:
Rye Brook, NY 10573	:
	:
(811-21898)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Old Mutual Emerging Managers Fund, LLC filed an application on August 12, 2011, and
amended on November 10, 2011, requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company
Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29901/ December 30, 2011

In the Matter of	:
	:
OLD MUTUAL EMERGING MANAGERS	:
INSTITUTIONAL FUND, LLC	:
800 Westchester Ave., S-528	:
Rye Brook, NY 10573	:
	:
(811-21997)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Old Mutual Emerging Managers Institutional Fund, LLC filed an application on August 12, 2011, and amended on November 10, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29902/ December 30, 2011

In the Matter of	:
	:
OLD MUTUAL EMERGING MANAGERS	:
MASTER FUND, LLC	:
800 Westchester Ave., S-528	:
Rye Brook, NY 10573	:
	:
(811-21912)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Old Mutual Emerging Managers Master Fund, LLC filed an application on August 12, 2011, and
amended on November 10, 2011, requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company
Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                         Kevin M. O'Neill
                         Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29903/ December 30, 2011

In the Matter of	:
	:
LARCH LANE MULTI-STRATEGY	:
FUND, LLC	:
800 Westchester Ave., S-528	:
Rye Brook, NY 10573	:
	:
(811-21896)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Larch Lane Multi-Strategy Fund, LLC filed an application on August 12, 2011, and amended on
November 14, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company
Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29904/ December 30, 2011

In the Matter of	:
	:
LARCH LANE MULTI-STRATEGY	:
INSTITUTIONAL FUND, LLC	:
800 Westchester Ave., S-618	:
Rye Brook, NY 10573	:
	:
(811-21998)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Larch Lane Multi-Strategy Institutional Fund, LLC filed an application on August 15, 2011, and
amended on November 14, 2011, requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company
Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                    Kevin M. O'Neill
                                                    Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29905/ December 30, 2011

In the Matter of	:
	:
LARCH LANE MULTI-STRATEGY	:
MASTER FUND, LLC	:
800 Westchester Ave., S-618	:
Rye Brook, NY 10573	:
	:
(811-21911)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Larch Lane Multi-Strategy Master Fund, LLC filed an application on August 12, 2011, and
amended on November 14, 2011, requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company
Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29906/ December 30, 2011

In the Matter of	:
	:
HATTERAS RAMIUS ADVANTAGE FUND	:
8540 Colonnade Center Dr.	:
Suite 401	:
Raleigh, NC 27615	:
	:
(811-22285)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Hatteras Ramius Advantage Fund filed an application on August 26, 2011, and amended on
November 14, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company
Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29907/ December 30, 2011

In the Matter of	:
	:
HATTERAS RAMIUS ADVANTAGE	:
INSTITUTIONAL FUND	:
8540 Colonnade Center Dr.	:
Suite 401	:
Raleigh, NC 27615	:
	:
(811-22284)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Hatteras Ramius Advantage Institutional Fund filed an application on August 26, 2011, and amended on November 14, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29908/ December 30, 2011

In the Matter of	:
	:
IBERO-AMERICA FUND, INC.	:
1345 Avenue of the Americas	:
New York, NY 10105	:
	:
(811-5189)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Ibero-America Fund, Inc. filed an application on October 31, 2011, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company
Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29911/ December 30, 2011

In the Matter of	:
	:
METZLER/PAYDEN INVESTMENT GROUP	:
333 South Grand Ave.	:
32nd Floor	:
Los Angeles, CA 90071	:
	:
(811-21085)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Metzler/Payden Investment Group filed an application on October 27, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary